MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2013

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of October 29, 2013 and relates to the financial condition and results of operations for the three and nine months ended September 30, 2013. The three months ended September 30, 2013 is also referred to as the “current period” or “Q3 2013”. The nine months ended September 30, 2013 is also referred to as “YTD 2013”. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three and nine months ended September 30, 2013 which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All amounts are presented in United States dollars (“US dollars” or “USD”), the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measure of cash cost per gold ounce on a by-product basis and all-in sustaining cash cost per gold ounce on a by-product basis throughout this document. For further information, see the “Non-GAAP Measures” section of this document.

Q3 2013 HIGHLIGHTS

-

Metal revenues were $38.1 million, compared to $41.7 million during the same prior year period. This represents a 9% decrease in revenue over the prior year, primarily due to the sustained decrease in gold price since April 2013, offset by increased production. The average London PM Fix price was $1,326 per ounce, compared to $1,652 per ounce during the same prior year period. This represents a 20% decrease over the prior year.

-

Profit from operations was $9.3 million, compared to $19.2 million during the same prior year period. This represents a 52% decrease over the prior year. This was mainly due to the reduced revenues realized from the lower gold price.

-

Earnings were $4.8 million or $0.03 per share, compared to $13.7 million or $0.09 per share during the same prior year period. This represents a 65% and 70% decrease, respectively, over the prior year.

-	Cash flows from operations before changes in non-cash working capital were $13.7 million or $0.10 per share, compared to $22.5 million or $0.16 per share during the same prior year period.

-

Cash at September 30, 2013 was $14.4 million after investing $10.3 million in exploration, plant expansion and spending on deferred stripping. Cash at September 30, 2012 was $28.3 million after investing $8.1 million in exploration, plant expansion and spending on deferred stripping.

-

The Company produced a record 29,139 ounces of gold and sold a record 28,637 ounces of gold, compared to 25,153 and 25,153, respectively, during the same prior year period. This represents a 16% and 14% increase of ounces produced and sold, respectively, over the prior year due to increased throughput and crushing capacity.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

-

The Company’s cash cost per ounce on a by-product basis was $738 (all-in sustaining cash cost per ounce on a by-product basis - $898), compared to $668 (all-in sustaining cash cost per ounce on a by-product basis - $884) during the same prior year period. This increase in cash costs is primarily driven by lower grades realized in the current quarter of 0.77 grams of gold per tonne (“g/t Au”), compared to the same prior year quarter 0.89 g/t Au. In addition, due to changes in accounting methods caused by the drop in gold price, the inclusion of approximately 50% of the mining costs associated with the unprocessed ore stockpile resulted in a $16 per ounce increase to the cash cost per ounce. These increases are partially offset by cost reduction initiatives.

-

During July 2013, the Company announced postponing the installation of a new crushing circuit and the commencement of La Chicharra operations until the new mine plan has been produced. As a result, during August 2013, the Company entered into an agreement with an equipment supplier (“the Supplier”) to finance the remaining portion of the crushing equipment purchase totalling $4.9 million (excluding VAT) of which the Company had previously paid $1.5 million (excluding VAT). The financing agreement carries an annual interest rate of 7.2% and the remaining balance of $3.4 million (excluding VAT) is payable in 36 monthly instalments which include equal principal repayments of $0.1 million.

RECENT DEVELOPMENTS

-

During October 2013, the Mexican House of Representatives approved the 2014 Tax Reform which proposes several changes including an increase in the corporate income tax rate to 30%, a 10% withholding tax on dividends paid to non-resident shareholders, a 7.5% mining royalty on earnings before interest, tax, depreciation and amortization for companies with mining concessions (which will be tax deductible for income tax purposes), and a 0.5% environmental erosion fee based on gross revenues (which will be tax deductible for income tax purposes). In addition, the approved proposal disallows immediate deductions for exploration expenses in the period in which they occurred, replacing that current practice with an allowable 10% amortization of exploration expenses per year. These changes have been submitted to the Mexican Senate for review and if approved, would be effective January 1, 2014.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco open pit gold mine (“the Mine”) in the state of Sonora, Mexico. The Mine and La Chicharra are collectively known as the the San Francisco Gold Property, or the Gold Property. The Company has title to approximately 200,000 hectares of exploration claims in and around the Gold Property.

The Company also has title to the TIM claims located in the state of Zacatecas, Mexico. The Company has also entered into a property option agreement to earn an interest in the San Onesimo mineral concessions located in the state of Zacatecas, Mexico. The Company also has title to the Santa Maria del Oro claim in the state of Jalisco, as well as 40,000 hectares in the state of Nayarit, Mexico for the El Capomo property.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: TMM) and the New York Stock Exchange MKT (NYSE.MKT: TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

The Company’s immediate growth strategy is to produce 118,000 ounces (previously 125,000 - 130,000) during 2013 and to achieve 2013 cash cost guidance of $700 - $750 per ounce. A resource/reserve update and new mine plan which will incorporate the results of over 150,000 metres of drilling in and around the Mine will be published shortly. The new mine plan will disclose the forecast for the Mine on a going forward basis.

Growth initiatives are expected to be financed by internal cash flow generated from the operations at the Gold Property.

Reductions of costs and deferrals of expenditures at the Gold Property have been implemented in areas including capital expenditures, exploration and general and administrative expenses.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Production guidance for 2013 was lowered during Q3 2013 due to the deferral of the installation of the new crushing circuit in an effort to conserve cash during the decreased gold price environment. The new mine plan will provide production guidance from 2014 forward.

REVIEW OF FINANCIAL RESULTS

		Three months ended				Nine months ended
				September 30,				September 30,
		2013		2012		2013		2012

Gold sold (oz)		28,637		25,153		85,303		69,887

Silver sold (oz)		16,228		13,857		46,665		40,049

Average realized gold price (per oz)		$1,329		$1,660		$1,395		$1,654

Average London spot gold price (per oz)		$1,326		$1,652		$1,456		$1,652

Metal revenues		$38,065		$41,748		$119,077		$115,596

Profit from operations		$9,261		$19,166		$31,896		$46,553

Earnings and total comprehensive income		$4,764		$13,690		$20,027		$25,463

Earnings per share

-Basic		$0.03		$0.09		$0.14		$0.18

-Diluted		$0.03		$0.09		$0.14		$0.18

Cash flows from operations		$10,668		$15,425		$37,170		$37,771

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil

Q3 2013 Results

Earnings for the Company decreased to $4.8 million for Q3 2013, compared to $13.7 million for Q3 2012 as a result of the following factors:

Metal revenues

The Company sold 28,637 gold ounces at an average realized gold price of $1,329 per ounce, compared to sales of 25,153 gold ounces at an average realized gold price of $1,660 per gold ounce during Q3 2012. This represents an increase of 14% in ounces sold and a decrease of 20% in realized gold price. As a result, total metal revenues from mining operations were $38.1 million, compared to $41.7 million during Q3 2012. The average London PM Fix price was $1,326 per ounce, compared to $1,652 per ounce during the same prior year period. This represents a 20% decrease over the prior year.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $21.5 million, compared to $17.2 million during Q3 2012. This increase is substantially attributed to the increased number of ounces sold. Also, due to the continued reduced gold price during Q3 2013, the Company included in production costs $0.5 million of mining costs associated with stockpiling ore during the current period. These mining costs represent the portion of total mining costs related to the ore stockpiled during the current period which are greater than the net realizable value (“NRV”) of such stockpiled ore.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Depletion and depreciation costs form a component of cost of sales and were $4.2 million, compared to $2.5 million during Q3 2012. This resulted from the increased number of ounces sold, in addition to the impact of a higher cost base of mineral properties, plant and equipment on hand, due to significant capital additions in the periods since September 30, 2012.

Corporate and administrative expenses

Corporate and administrative expenses increased to $3.1 million, compared to $2.8 million during Q3 2012. Share-based payments form a component of the corporate and administrative expenses and decreased to $0.1 million from $0.8 million during Q3 2012. This decrease is a direct result of nearly all options having been vested by the end of Q3 2013. Salaries increased to $1.3 million, compared to $0.7 million during Q3 2012 partially due to severance payments made as well as additional employees contracted during the current period. Consulting and professional fees increased to $0.7 million, compared to $0.6 million during Q3 2012 as a result of additional financial consultants based out of Mexico working with the Company, partially offset with reduced professional fees.

Finance expense

Finance expense was $0.4 million, compared to $0.5 million during Q3 2012. The C$18.0 million debt agreement with Sprott was renegotiated during 2012 and now carries a cash interest rate of 8% rather than 12% under the original terms.

Income tax expense

Income tax expense was $3.9 million, compared to $4.0 million during Q3 2012. The current tax expense decreased to $0.1 million from a current tax expense of $3.8 million during Q3 2012 due to the decline in gold price since Q3 2012 combined with accelerated deductions taken on capital expenditures during the current quarter as well as currency fluctuations. Deferred tax expense was $3.8 million, compared to $0.2 million during Q3 2012. The effective tax rate for Q3 2013 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

YTD 2013 Results

Earnings for the Company decreased to $20.0 million for YTD 2013, compared to $25.5 million for YTD 2012 as a result of the following factors:

Metal revenues

The Company sold 85,303 gold ounces at an average realized gold price of $1,395 per ounce, compared to sales of 69,887 gold ounces at an average realized gold price of $1,654 per gold ounce during YTD 2012. This represents an increase of 22% in ounces sold and a decrease of 16% in realized gold price over the same prior year period. Total metal revenues from mining operations were $119.1 million, compared to $115.6 million during YTD 2012. The average London PM Fix price was $1,456 per ounce, compared to $1,652 per ounce during the same prior year period. This represents a 12% decrease over the same prior year period.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $62.0 million, compared to $49.8 million during YTD 2012. This increase is substantially attributed to the increased number of ounces sold. Due to the continued reduced gold price during Q3 2013, the Company included in production costs $0.5 million of mining costs associated with stockpiling ore during the current period. These mining costs represent the portion of total mining costs related to the ore stockpiled during the current period which are greater than the NRV of such stockpiled ore.

Depletion and depreciation costs form a component of cost of sales and were $10.9 million, compared to $7.0 million during YTD 2012. This resulted from the increased number of ounces sold in addition to the impact of a higher cost base of mineral properties, plant and equipment on hand, due to significant capital additions in the periods since September 30, 2012.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Impairment of non-current unprocessed ore stockpile

Due to the significant drop in long-term gold price during Q2 2013, an impairment assessment was required in order to determine whether the NRV of the unprocessed ore stockpile was less than the total expected costs to process it.

As a result of this impairment assessement (using an estimated long-term gold price of $1,325 per ounce), an impairment charge of $5.5 million was recognized during YTD 2013 against the net book value of the non-current unprocessed ore stockpile.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $8.7 million, compared to $12.2 million during YTD 2012. Share-based payments form a component of the corporate and administrative expenses and decreased to $0.6 million from $5.1 million during YTD 2012. This decrease is a direct result of nearly all options having been vested by the end of YTD 2013. Salaries increased to $3.3 million, compared to $2.6 million during YTD 2012 partially due to severance payments made as well as additional employees contracted during YTD 2013, while consulting and professional fees decreased to $1.3 million, compared to $1.9 million during YTD 2012 as a result of fewer consulting companies working with the Company combined with reduced professional fees.

Finance expense

Finance expense was $1.3 million, compared to $2.0 million during YTD 2012. The C$18.0 million debt agreement with Sprott was renegotiated during 2012 and now carries a cash interest rate of 8% rather than 12% under the original terms.

Income tax expense

Income tax expense was $10.7 million, compared to $17.5 million during YTD 2012. The current tax expense decreased to $0.6 million, from $14.2 million during YTD 2012 due to the decline in gold price since YTD 2012 combined with accelerated deductions taken on capital expenditures during YTD 2013 as well as currency fluctuations. Deferred tax expense was $10.1 million (netted with a deferred tax recovery realized from the impairment of the non-current unprocessed ore stockpile), compared to $3.3 million during YTD 2012. The effective tax rate for YTD 2013 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS

																	Three
																	months
		Q3		Q2		Q1		Q4		Q3		Q2			Q1		Dec.31,
		2013		2013		2013		2012(2)		2012(2)		2012	(2)		2012(2)		2011(1)
Gold sold (oz)		28,637		28,024		28,642		24,241		25,153		23,499			21,235		21,895
Silver sold (oz)		16,228		16,124		14,313		16,203		13,857		14,452			11,740		11,635
Average realized gold price (per oz)		$1,329		$1,253		$1,602		$1,675		$1,660		$1,624			$1,681		$1,621

Average London spot gold price (per oz)		$1,326		$1,415		$1,632		$1,722		$1,652		$1,609			$1,691		$1,688
By-product cash cost (per oz)		$738		$705		$703		$723		$668		$709			$715		$646
Metal revenues		$38,065		$35,123		$45,889		$40,596		$41,748		$38,160			$35,688		$35,495

Profit from operations		$9,261		$3,382		$19,253		$16,385		$19,166		$14,345			$13,043		$15,793
Earnings		$4,764		$972		$14,291		$12,270		$13,690		$6,715			$5,623		$11,531
Earnings per share
-Basic		$0.03		$0.01		$0.10		$0.09		$0.09		$0.05			$0.04		$0.08
-Diluted		$0.03		$0.01		$0.10		$0.09		$0.09		$0.05			$0.04		$0.08
Cash flows from operations		$10,668		$4,678		$21,824		$16,615		$15,425		$9,610			$13,131		$11,457

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil		$	Nil	$	Nil

(1)	Due to the change in year-end from March 31 to December 31 during the three months ended December 31, 2011, there is no Q4 period for the nine months ended December 31, 2011.
(2)

Due to the adoption of IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine, which was effective January 1, 2013 and applied retroactively to January 1, 2012, previously reported financial results for Q1 2012, Q2 2012, Q3 2012, and Q4 2012 have been recast in the table above. There was no impact to 2011 previously reported figures included in the table above. Please refer to note 3a)ii to the interim financial statements.

Trend analysis

Metal revenues generally trended higher over the past eight quarters as the Company has benefited from increasing volume of gold ounces sold. Q1 2013, Q2 2013 and Q3 2013 have seen a drop in gold prices, and therefore realized gold prices have decreased in parallel. This has resulted in lower than expected revenue.

Q3 2013 vs. Q2 2013

Earnings for the Company increased to $4.8 million for Q3 2013, compared to $1.0 million for Q2 2013 as a result of the following factors:

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Metal revenues

The Company sold 28,637 gold ounces at an average realized gold price of $1,329 per ounce, compared to sales of 28,024 gold ounces at an average realized gold price of $1,253 per gold ounce during Q2 2013. This represents an increase of 2% in ounces sold and an increase of 6% in realized gold price. As a result, total metal revenues from mining operations were $38.1 million, compared to $35.1 million during Q2 2013. The average London PM Fix price was $1,326 per ounce, compared to $1,415 per ounce during Q2 2013. This represents a 7% decrease over the prior period.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and increased to $21.5 million, compared to $20.0 million during Q2 2013. Due to the continued reduced gold price during Q3 2013, the Company included in production costs $0.5 million of mining costs associated with stockpiling ore during the current period. These mining costs represent the portion of total mining costs related to the ore stockpiled during the current period which are greater than the NRV of such stockpiled ore.

Depletion and depreciation costs form a component of cost of sales and were $4.2 million, compared to $3.7 million during Q2 2013. This resulted from the increased number of ounces sold.

Impairment of non-current unprocessed ore stockpile

Due to the significant drop in long-term gold price during Q2 2013, an impairment assessment was required in order to determine whether the NRV of the unprocessed ore stockpile was less than the total expected costs to process it. As a result of this impairment assessement (using an estimated long-term gold price of $1,325 per ounce), an impairment charge of $5.5 million was recognized during Q2 2013 against the net book value of the non-current unprocessed ore stockpile. No impairment charges were required during Q3 2013.

Corporate and administrative expenses

Corporate and administrative expenses increased to $3.1 million, compared to $2.5 million during Q2 2013. Share-based payments form a component of the corporate and administrative expenses and decreased to $0.1 million from $0.2 million during Q2 2013. This decrease is a direct result of nearly all options having been vested by the end of Q2 2013. Salaries increased to $1.3 million, compared to $1.0 million during Q2 2013 partially due to severance payments made during the current period. Consulting and professional fees increased to $0.7 million, compared to $0.3 million during Q2 2013 as a result of additional financial consultants based out of Mexico working with the Company, partially offset with reduced professional fees.

Finance expense

Finance expense was consistent at $0.4 million, compared to $0.4 million during Q2 2013. The C$18.0 million debt agreement with Sprott was renegotiated during 2012 and now carries a cash interest rate of 8% rather than 12% under the original terms.

Income tax expense

Income tax expense was $3.9 million, compared to $1.9 million during Q2 2013. The current tax expense decreased to $0.1 million from a current tax recovery of $1.6 million during Q2 2013 substantially due to a lower realized gold price during Q2 2013 combined with a higher amount of accelerated deductions taken on capital expenditures during Q2 2013 as well as currency fluctuations. Deferred tax expense was $3.8 million, compared to $3.5 million (netted with a deferred tax recovery realized from the impairment of the non-current unprocessed ore stockpile) during Q2 2013. The effective tax rate for Q3 2013 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine, which was commissioned in April 2010, is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Three months ended		Nine months ended
		September 30,		September 30,
	2013	2012	2013	2012
Ore processed (t)	1,815,709	1,420,414	5,451,803	4,023,003
Average ore processed grade (g/t Au)	0.77	0.89	0.80	0.86
Ore mined (dry tonnes)	2,110,667	2,266,504	6,531,495	6,424,653
Average ore mined grade (g/t Au)	0.68	0.65	0.70	0.63
Ore stockpiled (t)	445,603	842,973	1,302,337	2,439,333
Average ore stockpiled grade (g/t Au)	0.26	0.23	0.25	0.25
Waste mined (t)	5,441,889	4,210,428	18,052,857	12,432,585
Total mined (t)	7,703,201	6,476,932	24,806,997	18,857,238
Strip ratio	2.58	1.86	2.80	1.94
Total days in period	92	92	274	274
Average ore processed per day (t/d)	19,736	15,439	19,970	14,682
Gold produced (oz)	29,139	25,153	85,491	69,887
Silver produced (oz)	16,228	13,857	46,665	40,049

The Company produced 29,139 gold ounces and 16,228 silver ounces during the current period, compared to 25,153 gold ounces and 13,857 silver ounces during the same prior year period.

The Company mined a total of 7.7 million tonnes from the Mine during the current period, compared to 6.5 million tonnes during the same prior year period. Dry tonnes of ore mined were 2.1 million tonnes of ore during the current period, compared to 2.3 million tonnes of ore during the same prior year period. The strip ratio increased to 2.58 during the current period from 1.86 during the same prior year period as a result of a planned increase in waste being mined. The Company stockpiled 0.4 million tonnes during the current period, compared to 0.8 million tonnes during the same prior year period.

The Company increased total tonnes mined quarter over quarter through calendar 2010 and 2011, which led to a planned expansion of the crushing facilities from 14,000 t/d to 16,000 t/d. The Company commissioned the expansion in July 2011 with successful testing through July and August 2011. In Q4 2012, the Company completed the installation of an additional crushing circuit which increased total crushing capacity to 24,000 t/d.

The average grade of ore processed during the current period was 0.77 g/t Au, compared to the the same prior year period of 0.89 g/t Au due to a planned change in processed ore grade. The average grade of ore mined from the Mine during the current period was 0.68 g/t Au, compared to the same prior year period of 0.65 g/t.

The drill program at the Gold Property concluded in Q2 2013 with a total 135,436 meters drilled YTD 2013 as follows:

•	A total of 113,280 meters of drilling were completed in and around the Mine; and
•	A total of 15,095 meters were drilled in exploration areas outside of the San Francisco and La Chicharra pits with an additional 7,061 meters of core drilling.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold. Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce, capital costs, exploration expenditures, and foreign currency fluctuations.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s commitments, working capital requirements and capital expenditures at its existing mining interests. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had cash on hand at September 30, 2013 of $14.4 million and VAT receivable of $17.6 million, of which the Company anticipates recovering approximately $6.2 million in the near-term, of which $2.5 million was recovered subsequent to September 30, 2013. In addition, the Company has $25.7 million in trade payable and accrued liabilities, and $17.5 million (C$18.0 million) in debt related to the Sprott loan facility and $3.4 million related to equipment financing.

Cash flow provided by operating activities will vary depending on the prices of gold, fluctuations in the Mexican peso value, total production, and other capital projects during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the Mine.

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur. The Company will also have commitments with regards to payments going to El Picacho and San Onesimo exploration properties at various dates until January 2015.

In April 2013, the Mexican government proposed a 5% mining tax which would be based on the taxable income of a producing mine, before the deduction of expenses including interest, taxes, depreciation and amortization. During September 2013, the President of Mexico set forth before Congress an updated Special Mining Duty proposal, amending the previously proposed Special Mining Duty from April 2013. During October 2013, the Mexican House of Representatives approved the 2014 Tax Reform which proposes the implementation of a 7.5% tax on earnings before interest, tax, depreciation and amortization (which will be tax deductible for income tax purposes), and a 0.5% environmental erosion fee based on gross revenues (which will be tax deductible for income tax purposes). In addition, the approved proposal disallows immediate deductions for exploration expenses in the period in which they occurred, replacing that current practice with an allowable 10% amortization of exploration expenses per year. These changes have been submitted to the Mexican Senate for review and if approved, will be effective January 1, 2014.

Cash flow

	Three months ended		Nine months ended
		September 30,		September 30,
	2013	2012	2013	2012
Cash flow provided by operating activities	$10,668	$15,425	$37,170	$37,771
Cash flow used in investing activities	$(10,281)	$(8,084)	$(46,074)	$(20,442)
Cash flow (used in) provided by financing activities	$(349)	$(343)	$(887)	$910

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Cash flow from operating activities for Q3 2013 was $10.7 million, compared to $15.4 million for Q3 2012. The main drivers of this change over prior year are increased ounces sold for the current period offset by a lower average realized gold price resulting in profit before income tax of $8.7 million, compared to $17.7 million during Q3 2012. Movements in trade receivables reduced cash flows by $0.2 million during Q3 2013 as a result of the increase in VAT receivable, compared to a decrease of $5.7 million during Q3 2012, while the movements in inventories decreased cash flows by $1.7 million in Q3 2013, compared to $4.0 million in Q3 2012. Movements in trade payables and other liabilities reduced cash flows by $1.6 million during Q3 2013, compared to an increase of $2.6 million during Q3 2012. Tax payments were $nil during Q3 2013 (Q3 2012 - $nil) as a result of the Company continuing to use VAT receivable to pay income tax balance instalments.

Similarly, cash flow from operating activities for YTD 2013 was $37.2 million, compared to $37.8 million for YTD 2012. The main drivers of this change over prior year are increased ounces sold for the period partially offset by lower realized gold prices, resulting in profit before income tax of $30.7 million, compared to $43.0 million during YTD 2012. Movements in trade receivables reduced cash flows by $9.6 million during YTD 2013, compared to a decrease of $11.2 million during YTD 2012, while the movements in inventories decreased cash flows by $7.3 million in YTD 2013, compared to $8.3 million in YTD 2012. Movements in trade payables and other liabilities increased cash flows by $3.2 million during YTD 2013, compared to a decrease of $0.9 million during YTD 2012. Tax payments were $nil during YTD 2013 (YTD 2012 - $nil) as a result of the Company continuing to use VAT receivable to pay income tax balance instalments.

Cash flow used in investing activities for Q3 2013 and YTD 2013 was $10.3 million and $46.1 million, respectively, compared to $8.1 million and $20.4 million for Q3 2012 and YTD 2012, respectively. This is a direct result of increased expenditures on exploration and plant expansion.

Cash flow used in financing activities for Q3 2013 and YTD 2013 was $0.4 million and $0.9 million, respectively, compared to cash flow used in and provided by financing activities of $0.3 million and $0.9 million during Q3 2012 and YTD 2012, respectively. Cash flow from shares issued for cash was $nil during Q3 2013 and $0.2 million YTD 2013, compared to $0.1 million and $2.4 million during Q3 2012 and YTD 2012, respectively.

At the Gold Property, a significant amount of the operating expenditures are denominated in Mexican pesos, while a significant amount of Vancouver office costs in Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During the current period, the Mexican peso averaged MXP 13.06 to $1.00, and the Canadian dollar averaged C$1.04 to $1.00, compared to MXP 13.20 to $1.00, and C$1.00 to $1.00 during Q3 2012.

Capital resources

The capital of the Company consists of the consolidated equity and the loan facility, net of cash.

	September 30,	December 31,
	2013	2012
Equity	$168,896	$148,060
Loan facility	17,466	17,641
	186,362	165,701
Less: Cash	(14,391)	(24,188)
	$171,971	$141,513

At September 30, 2013, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.The capital resources of the Company have increased to $172.0 million from $141.5 million at December 31, 2012 due to the continued profitability of the Company.

The old debt agreement provided for a lump sum payment of principal on maturity in July 2012, with interest paid at the rate of 1% per month. The loan is secured by among other things, a first charge on the assets of Molimentales del Noroeste, SA de CV. On July 5, 2012, the Company extended its long-term debt in the form of a loan facility. The new C$18.0 million loan facility will be repayable in full on or before December 31, 2013. The interest rate on the loan facility will be at 8% per annum. As part of the terms to the extension, the Company paid a fee to the lender of 2% of the loan facility value, payable in common shares of the Company priced at a 10% discount to the 10 day weighted average closing price of the shares.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

In the event the loan facility was not repaid by July 5, 2013, a further fee of 1% of the loan facility amount outstanding on that date was to be paid to the lender in shares priced at the same discount on that date. During Q2 2013, the Company negotiated with the lender to have this anniversary fee waived.

The Company is currently in discussion to extend the loan facility before its maturity.

NON-GAAP MEASURES

Cash cost per gold ounce

Cash cost per gold ounce on a by-product basis is a non-GAAP performance measure that management uses to assess the Company’s performance for the current period and its expected performance in the future. The Company has included the non-GAAP performance measure of cash cost per gold ounce on a by-product basis throughout this document.

The Company reports the cash cost per gold ounce on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. As such, it is unlikely to be comparable to similar measures presented by other issuers. In reporting the cash cost per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute Standard.

The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measure of performance prepared in accordance with GAAP.

The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits from operating production costs and dividing by the total number of gold ounces sold.

The following table provides a reconciliation of the cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended		Nine months ended
		September 30,		September 30,
	2013	2012	2013	2012
Production costs (1)	$21,471	$17,235	$61,996	$49,842
Less: By-product silver credits	(350)	(433)	(993)	(1,201)
Cash costs on by-product basis	21,121	16,802	61,003	48,641
Divided by gold sold (oz)	28,637	25,153	85,303	69,887
Total by-product cash cost per gold ounce	$738	$668	$715	$696

(1)

Due to the sustained decrease in gold price, the Company includes in production costs, the portion of the mining costs associated with the tonnes of ore stockpiled during the period which are greater than the NRV of such tonnes. During the three and nine months ended September 30, 2013, the non-recoverable portion of mining costs associated with the tonnes of ore stockpiled included in production costs was $0.5 million and $0.5 million, respectively (three and nine months ended September 30, 2012 - $nil and $nil, respectively).

For further details on the calculation of production costs, refer to the notes to the interim financial statements. Cash cost per gold ounce is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate this measure differently.

All-in sustaining cash cost per gold ounce

Following a non-GAAP initiative within the gold mining industry, the Company has adopted an all-in sustaining cash cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council during Q2 2013.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

All-in sustaining cash costs on a by-product basis include total production cash costs, costs associated with mining the non-current unprocessed stockpile, corporate and administrative expenses, and sustaining capital expenditures. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended		Nine months ended
		September 30,		September 30,
	2013	2012	2013	2012
Production costs	$21,471	$17,235	$61,996	$49,842
Unprocessed ore stockpile mining costs (1)	469	1,693	3,085	4,833
Corporate and administrative expenses	3,122	2,830	8,677	12,183
Sustaining capital expenditures	1,016	918	3,085	2,642
Less: By-product silver credits	(350)	(433)	(993)	(1,201)
All-in sustaining cash costs	25,728	22,243	75,850	68,299
Divided by gold sold (oz)	28,637	25,153	85,303	69,887
Total all-in sustaining cash cost per gold ounce	$898	$884	$889	$977

(1)

For the three and nine months ended September 30, 2013, the mining costs capitalized to non-current unprocessed ore stockpile were $0.5 million and $3.1 million respectively (three and nine months ended September 30, 2012 - $1.7 million and $4.8 million, respectively).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CHANGES IN ACCOUNTING STANDARDS

The Company has applied new and revised IFRS standards in the interim financial statements and has recast the 2012 comparative periods as disclosed in note 3a)ii to the interim financial statements. The most significant of these standards is the following:

Stripping costs in the production phase of a surface mine

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 includes guidance on transition for pre-existing stripping assets.

The Company has determined that the impact of the above standard is material to its interim financial statements due to changes to significant estimates and assumptions concerning componentization, capitalization, and depletion, as well as the elimination of pre-existing stripping assets that no longer existed at the start of the comparative period.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

The adoption of the standard had the following impact on the consolidated statements of financial position at January 1, 2012 and at December 31, 2012:

	At January 1, 2012			At December 31, 2012
	As			As
	Previously	IFRIC 20	Adjusted	Previously	IFRIC 20	Adjusted
	Reported	Adjustment	Balance	Reported	Adjustment	Balance
Inventories	$29,183	$-	$29,183	$32,876	$(492)	$32,384
Mineral properties, plant and equipment, exploration and evaluation (1)	$107,677	$(1,985)	$105,692	$136,312	$835	$137,147
Total assets	162,220	(1,985)	160,235	217,304	343	217,647
Deferred income tax	$22,562	$(566)	$21,996	$29,481	$98	$29,579
Retained earnings	$9,801	$(1,419)	$8,382	$45,869	$245	$46,114

(1)

The impact of IFRIC 20 applies to the deferred stripping balance previously disclosed of $25.2 million at December 31, 2012 (January 1, 2012 - $21.3 million). The adjustment shown is the change to the deferred stripping balance, net of accumulated depreciation.

The adoption of the standard had the following impact on the consolidated statements of earnings and total comprehensive income for the year ended December 31, 2012:

		Year ended
	December 31, 2012
	As
	previously	IFRIC 20	Adjusted
	reported	adjustment	balance
Cost of sales (1)	$79,579	$(2,328)	$77,251
Profit before income tax	$57,139	$2,328	$59,467
Deferred income tax	6,919	664	7,583
Earnings and total comprehensive income for the period	$36,068	$2,992	$39,060

(1)

Cost of sales includes depreciation and depletion. The decrease of $2.3 million for the year ended December 31, 2012 cost of sales includes a reduction of $3.8 million to costs of contract mining and a $1.5 million increase to depreciation and depletion.

The adoption of the standard had the following impact on the consolidated statements of earnings and total comprehensive income for the three and nine months ended September 30, 2012:

	Three months ended			Nine months ended
	September 30, 2012			September 30, 2012
	As			As
	previously	IFRIC 20	Adjusted	previously	IFRIC 20	Adjusted
	reported	adjustment	balance	reported	adjustment	balance
Cost of sales (1)	$20,580	$(828)	$19,752	$58,818	$(1,958)	$56,860
Profit before income tax	$16,846	$828	$17,674	$40,992	$1,958	$42,950
Deferred income tax	(65)	236	171	2,697	557	3,254
Earnings and total comprehensive income for the period	$13,099	$591	$13,690	$24,062	$1,401	$25,463

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

(1)

Cost of sales includes depreciation and depletion. The decrease of $0.8 million for the three months ended September 30, 2012 cost of sales (nine months ended September 30, 2012 - $2.0 million) includes a reduction of $1.2 million (nine months ended September 30, 2012 - $2.9 million) to costs of contract mining and an increase of $0.3 million (nine months ended September 30, 2012 - $0.9 million) to depreciation and depletion.

The adoption of the standard had the following impact on the consolidated statements of cash flows for the three and nine months ended September 30, 2012:

	Three months ended			Nine months ended
	September 30, 2012			September 30, 2012
	As			As
	previously	IFRIC 20	Adjusted	previously	IFRIC 20	Adjusted
	reported	adjustment	balance	reported	adjustment	balance
Profit before income tax	$16,846	$828	$17,674	$40,992	$1,958	$42,950
Depletion and depreciation	$2,172	$345	$2,517	$6,108	$910	$7,018
Inventories	(3,732)	(254)	(3,986)	(9,185)	931	(8,254)
Cash provided by operating activities	$14,506	$919	$15,425	$33,972	$3,799	$37,771
Cash used in investing activities	$(7,165)	$(919)	$(8,084)	$(16,643)	$(3,799)	$(20,442)
Cash (used in) provided by financing activities	$(343)	$-	$(343)	$910	$-	$910

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers.

The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s CEO and CFO have concluded that these controls and procedures have been designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

There have been no changes in the Company’s internal control over financial reporting during Q3 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A for the year ended December 31, 2012.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action.

All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements.

The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in the MD&A for the year ended December 31, 2012.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Lawrence A. Dick, PhD, P.Geo, a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.